EXHIBIT 12.3

Form 10-Q
PACCAR And Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS
(Millions of Dollars)
	Three Months Ended March 31,
	2001	2000
	(Unaudited)
FIXED CHARGES
Interest expense - PACCAR and subsidiaries (1)	$60.2	$55.4
Portion of rentals deemed interest	3.3	5.0

TOTAL FIXED CHARGES	$63.5	$60.4
EARNINGS
Income before taxes - PACCAR and subsidiaries	$65.6	$242.8
Fixed charges	63.5	60.4
EARNINGS AS DEFINED	$129.1	$303.2

RATIO OF EARNINGS TO FIXED CHARGES	2.03x	5.02x

(1)  Exclusive of interest, if any, paid to PACCAR.